EXHIBIT 99.1

Press Release

Adecco appoints New Chief Marketing and
Communications Officer

Chéserex, Switzerland – March 18, 2005: The Adecco Group, the worldwide leader in Human Resources services, announced today the appointment of the Group’s new Chief Marketing and Communications Officer, Gonzalo Fernandez-Castro (31).

Gonzalo Fernandez-Castro has worked for Adecco as Chief of Staff since July 2004, reporting to the Group’s CEO. He was responsible for the work coordination of the CEO’s direct reports and was particularly involved in overseeing various communication and marketing activities.

In his new role, Gonzalo will focus on aligning global marketing initiatives with the Group strategy. His responsibilities include external and internal communications, strategic marketing, business intelligence, sponsorships, and branding. He will continue to report to the CEO of the Adecco Group, Jérôme Caille.

Gonzalo holds an MBA from Harvard Business School and a degree in industrial engineering from the Buenos Aires Institute of Technology. Gonzalo held various management and consulting positions including consultant for McKinsey & Company. Prior to joining Adecco, Gonzalo was an investment manager at Jacobs AG, where he oversaw the firm’s investment in Adecco.

Gonzalo is married, Argentinean by nationality, and has work and life experience in various countries. He will continue to be based in Adecco’s global headquarters in Zurich, Switzerland.

Gonzalo takes over all responsibilities from Susanne Müller-Zantop, who leaves the company for personal reasons.

About Adecco
Adecco S.A. is a Fortune Global 500 company and the global leader in HR Solutions. The Adecco Group network connects up to 700,000 associates with business clients each day through its network of 30,000 employees and over 6,000 offices in 71 territories around the world. Registered in Switzerland, and managed by a multinational team with expertise in markets spanning the globe, the Adecco Group delivers an unparalleled range of flexible staffing and career resources to corporate clients and qualified associates.

Press Release

The Adecco Group comprises three Divisions: Adecco Staffing, Ajilon Professional and LHH Career Services. In Adecco Staffing, the Adecco network focuses on flexible staffing solutions for global industries in transition, including automotive, banking, electronics, logistics and telecommunications; Ajilon Professional offers an unrivalled range of specialised branded businesses; LHH Career Services encompasses our portfolio of outplacement and coaching consultancy businesses.

Adecco S.A. is registered in Switzerland (ISIN: CH0012138605) and listed on the Swiss Stock Exchange with trading on Virt-x (SWX/VIRT-X:ADEN), the New York Stock Exchange (NYSE:ADO) and Euronext Paris - Premier Marché (EURONEXT: ADE).

For further information please contact:

Adecco Corporate Press Office
Press.office@adecco.com or +41 1 878 8832

A portrait of Gonzalo Fernadez-Castro can be downloaded from the press office photo library at www.adecco.com